[Henderson Global Funds Letterhead]




                                                                 January 9, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Henderson Global Funds
          Amendment Withdrawal Request (EDGAR Accession Nos. 0000891804-02-001946 and 0000913849-02-000392)
          File Nos. 333-62270 and 811-10399

To the Commission:

         Henderson Global Funds (the "Trust") requests that (1) the Trust's Post-Effective Amendment No. 1 to its Registration Statement on Form N-1A (Amendment No. 3 under the Investment Company Act of 1940), that was filed pursuant to Rule 485(a) under the Securities Act of 1933 (the "1933 Act") on September 27, 2002 for the purpose of adding a new series to the Trust; and (2) the Trust's Post-Effective Amendment No. 3 to its Registration Statement on Form N-1A (Amendment No. 5 under the Investment Company Act of 1940), that was filed pursuant to Rule 485(b) under the 1933 Act on December 10, 2002 for the sole purpose of designating a new effective date for Post-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-1A; be withdrawn pursuant to Rule 477(a) under the 1933 Act. Management of the Trust has determined not to proceed with the offering of the new series.

                                         Sincerely,

                                         /s/ Heidemarie Gregoriev

                                         Heidemarie Gregoriev
                                         Assistant Secretary,
                                         Henderson Global Funds


cc:      Mark Winget